UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share	M87915100

(Title of Class of Securities)	(CUSIP Number)

Noga Yatziv
Israel Corporation Ltd.
23 Aranha Street
Tel Aviv 61070, Israel
972-3-684-4517
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 13 Pages)

CUSIP No. M87915-10-0	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS: Israel Corporation Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 99,114,361(1)(2)
	8	SHARED VOTING POWER: 35,847,395(3)
	9	SOLE DISPOSITIVE POWER: 99,114,361(1)(2)
	10	SHARED DISPOSITIVE POWER: 31,756,487(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 134,961,756(1)(3)(4)(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.95% (5)
14	TYPE OF REPORTING PERSON: CO

(1)     Includes (a) 14,260,504 Ordinary Shares (b) warrants and convertible debentures held by Israel Corporation Ltd. (“IC”) to purchase 19,064,383 Ordinary Shares (as defined in Item 1 below), of which (i) 823,654 are exercisable within sixty (60) days at an exercise price of $7.50 per Ordinary Share, (ii) 58,906 are exercisable within sixty (60) days at an exercise price of $6.17 per Ordinary Share and (iii) 18,181,823 are issuable within sixty (60) days, upon the conversion of all the convertible debentures held by IC issued pursuant to the Rights Offering (defined in Item 3), at a conversion price of $1.10 per Ordinary Share, representing debt in the amount of $20,000,006 and (c) 65,789,474 shares issuable within sixty (60) days upon conversion of the Capital Notes issued pursuant to the Securities Purchase Agreement (defined in Item 3 below).

(2)     Includes 62,500 Ordinary Shares which are subject to an option granted by IC to a consultant of the issuer and exercisable at an exercise price of $5.60 per Ordinary Share until December 31, 2008.

(3)     Includes: an aggregate of 30,741,428 Ordinary Shares held by the other parties (the “Wafer Partners”) to the Consolidated Shareholders Agreement (incorporated herein as Exhibit 4) (and the amendment thereto, incorporated herein as Exhibit 12, the “Shareholders’ Agreement Amendment”), and warrants and convertible debentures held by the Wafer Partners, to purchase 5,105,967 Ordinary Shares, of which (i) 1,015,059 are exercisable within sixty (60) days at an exercise price of $7.50 per Ordinary Share, and (ii) 4,090,908 are issuable within sixty (60) days, upon the conversion of all the debentures held by such parties issued pursuant to the Rights Offering (defined in Item 3), at a conversion price of $1.10 per Ordinary Share, representing debt in the aggregate amount of approximately $4,499,999.

(4)     Includes: (i) an aggregate of 30,741,428 Ordinary Shares held by the Wafer Partners and (ii) options and warrants held by the Wafer Partners, to purchase 1,015,059 Ordinary Shares exercisable within sixty (60) days at an exercise price of $7.50 per Ordinary Share.

(5)     Consists of an aggregate of 134,961,756 Ordinary Shares (including the number of Ordinary Shares issuable pursuant to the warrants, debentures and capital notes referred to in footnotes (1) and (3) hereto), of which 99,114,361 Ordinary Shares (including the number of Ordinary Shares issuable pursuant to the warrants, convertible debentures and capital notes referred to in footnote (1) above) are held by IC and 35,847,395 Ordinary Shares (including the number of Ordinary Shares issuable pursuant to the warrants and debentures referred to in footnote (3) above) are held by the Wafer Partners. The Shareholders’ Agreement Amendment incorporated herein as Exhibit 12 provides for the extension until January 2008, of certain obligations and restrictions with respect to (a) the voting of the Ordinary Shares held by IC and by the Wafer Partners (including the Ordinary Shares issuable pursuant to the warrants and convertible debentures described in footnotes (1) and (3) above) and (b) the disposition of the Ordinary Shares held by IC and by the Wafer Partners (including the Ordinary Shares issuable pursuant to the warrants described in footnote (1)(i) and (ii), and in footnote (4) above). The terms of the Consolidated Shareholders Agreement and the Shareholders’ Agreement Amendment are hereby specifically incorporated by reference herein. Neither the filing of this Amendment No. 6 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined in Item 2 below) that any such Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 6 shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has direct voting and dispositive power, as reported herein. The Reporting Person disclaims any pecuniary interest in any securities of the issuer owned by any other party, and expressly disclaims the existence of a group. Based on the number of Ordinary Shares of the issuer outstanding as of August 24, 2006 of 85,420,620 (according to publicly available information provided by the issuer to date) the number of Ordinary Shares of the issuer covered by the Consolidated Shareholders Agreement and the Shareholders’ Agreement Amendment (assuming the exercise of the Ordinary Shares issuable pursuant to the warrants, convertible debentures and capital notes referred to in footnotes (1) and (3) hereto) represents approximately 76.95% of the outstanding Ordinary Shares. The above number of outstanding Ordinary Shares does not include 1,300,000 treasury shares held by a trustee for the benefit of Tower’s employee stock option plan.

Item 1.	Security and Issuer.

The name of the issuer to which this Amendment No. 6 (as defined below) relates is Tower Semiconductor Ltd. (“Tower”). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Amendment No. 6 relates to Tower’s Ordinary Shares, NIS 1.00 par value per share (the “Ordinary Shares”). This constitutes Amendment No. 6 (the “Amendment No.6”) to Schedule 13D filed previously by the Reporting Person (as defined in Item 2 below). The percentage of Ordinary Shares reported in this Amendment No. 6 as being beneficially owned by the Reporting Person and any other information disclosed herein (other than descriptions of agreements and transactions to which the Reporting Person is a party) is based on publicly available information provided by Tower or other third parties.

Item 2.	Identity and Background

This Amendment No. 6 is filed on behalf of Israel Corporation Ltd. ("IC") The Reporting Person was organized under the laws of the State of Israel.

The principal business address of the Reporting Person is 23 Aranha Street, Tel Aviv 61070 Israel. The principal business of the Reporting Person is a holding company.

Set forth below is certain current information regarding the executive officers and directors of the Reporting Person:

Name/Position with IC	Business Address	Principal Occupation and Name and Address of Employer	Country of Citizenship
Idan Ofer - Chairman of the Board	23 Aranaha St. Tel-Aviv	23 Aranaha St. Tel-Aviv	Israel
Ehud Angel - Director	23 Aranaha St. Tel-Aviv	Chairman of the shipping business in Israel ofthe Ofer Brothers Einstein 40, Ramat Aviv	Israel
Yair Seroussi - Director	23 Aranaha St. Tel-Aviv	Financial and Business Advisor 17 Ha'dganim St. Givataym	Israel
Avi Levy - Director	23 Aranaha St. Tel-Aviv	General Manager Ofer Properties Abba Even 1, Herzelia	Israel
Moshe Vidman - Director	23 Aranaha St. Tel-Aviv	Director and manager of companies 14 Megadim St. Yafe Nof, Jerusalem	Israel
Irit Izakson - Director	23 Aranaha St. Tel-Aviv	Professional Director 15 Matityahu Cohen Gadol St. Tel-Aviv 62268	Israel
Yohi Dvir - Director	23 Aranaha St. Tel-Aviv	Financial Advisor and Professional Director 15 Amirim St. Tel-Aviv	Israel
Zvi Itskovitch - Director	23 Aranaha St. Tel-Aviv	Senior VP Bank Leumi Yehuda Halevy 30, Tel Aviv	Israel
Amnon Lion - Director	23 Aranaha St. Tel-Aviv	Chairman, General Manager and director in Zodiac Maritime Agencies Ltd. Andrei Sacharov 9, Haifa	Israel
Prof. Issac Ben-Israel - Director	23 Aranaha St. Tel-Aviv	Head of Security Studies Tel Aviv University	Israel
Avraham Anaby - Director	23 Aranaha St. Tel-Aviv	Andrei Sacharov 9, Haifa	Israel

Yossi Rosen - President & Chief Executive Officer	23 Aranaha St. Tel-Aviv	23 Aranaha St. Tel-Aviv	Israel
Nir Gilad - Deputy CEO	23 Aranaha St. Tel-Aviv	23 Aranaha St. Tel-Aviv	Israel
Avisar Paz - Chief Financial Officer	23 Aranaha St. Tel-Aviv	23 Aranaha St. Tel-Aviv	Israel
Mici Blumental - Internal Auditor	23 Aranaha St. Tel-Aviv	23 Aranaha St. Tel-Aviv	Israel
Adv. Noga Yatziv - Company Secretary & Assistant to the President	23 Aranaha St. Tel-Aviv	23 Aranaha St. Tel-Aviv	Israel

The Reporting Person is a public company traded on the Tel Aviv Stock Exchange. As such, all decisions relating to the voting or disposition of stock of the issuer are made by the board of directors of the Reporting Person that contains two independent directors. Approximately 48% of the shares of the Reporting Person are indirectly held by discretionary trusts which are primarily for the benefit of Idan Ofer, his children and his issue. Mr. Ofer also owns 3.3 % of the shares of the Reporting Person. Effective January 2006, ICTech transferred all of its Ordinary Shares to IC, its parent company as part of its voluntary dissolution. Accordingly, ICTech ceased to be the beneficial owner of any Ordinary Shares and is no longer a Reporting Person.

During the last five years, no Reporting Person nor any of the executive officers or directors of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In May 2006, in connection with a Memorandum of Understanding (the “MOU”) entered into between Tower and its Banks for the refinancing of Tower’s long-term debt under the Credit Facility, IC undertook to Tower’s Banks to invest $100 million in Tower in consideration for 65,789,474 of the Issuer’s Ordinary Shares (or securities convertible or exercisable into such number of Ordinary Shares), at a price per share of $1.52, which equals the average closing price during the 10 consecutive trading days prior to signing the MOU. It was agreed that such amount may include amounts that may be payable by Tower to IC in connection with the agreement for the ordering of equipment described below.

In May 2006, IC entered into an agreement with Tower, according to which IC would order up to approximately $100 million worth of equipment for Tower’s Fab 2 (the “Equipment Purchase Agreement”). The terms of the Equipment Purchase Agreement included (i) that Tower has the right to purchase the equipment from IC at cost, plus related expenses, subject to Tower having raised $100 million (the “Call Option”); and (ii) upon Tower’s purchase of the equipment from IC, Tower would assume IC’s obligations to the equipment suppliers.

In August 2006, IC entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Tower, pursuant to which: (i) in consideration for its $100 million investment, Tower would issue to IC, at price per share of $1.52, equity convertible capital notes convertible into 65,789,474 Ordinary Shares (the “Convertible Notes”); (ii) Tower would be deemed to have exercised the Call Option under the Equipment Purchase Agreement; (iii) Tower and IC would set-off the amounts payable by IC under the Securities Purchase Agreement with the amounts payable by Tower under the Equipment Purchase Agreement in connection with Tower’s exercise of the Call Option. The Securities Purchase Agreement closed on September 28, 2006.

In connection with the closing of the Securities Purchase Agreement, IC entered into a registration rights agreement with Tower (the “2006 Registration Rights Agreement”).

Concurrently with the closing of the Securities Purchase Agreement, Tower and its Banks closed the transactions contemplated by the MOU. IC, together with SanDisk Corporation (“SanDisk”), Alliance Semiconductor Corporation (“Alliance”) and Macronix International Co. Ltd. (“Macronix”) (together, the “Lead Investors”), entered into two agreements, one with each of Tower’s Banks (each such agreement, a “Bank Voting Agreement”), pursuant to which, subject to certain conditions, the Lead Investors will vote all of their respective shares in favor of one nominee of a person designated by a Bank that shall have acquired from a Bank shares or capital notes that have subsequently been converted to shares of Tower representing 5% or more of the then outstanding shares of Tower (the “Acquiring Person”), provided that the Acquiring Person holds at least 5% of Tower’s issued and outstanding share capital and will vote in favor of each Lead Investor’s respective nominees for which any of the Lead Investors shall be obligated to vote for pursuant to the Consolidated Shareholders Agreement. The Lead Investors also agreed to vote all of their respective shares for (i) any amendment to the Tower’s articles of association that may be required to ensure that there is an additional seat on Tower’s Board of Directors for the nominee of such Acquiring Person, (ii) for any other resolution necessary to finalize such election, and (iii) against any resolution which would have the effect of preventing the election of the nominee of such Acquiring Person. The Acquiring Person would also need to further agree to vote all of its shares of the Tower in favor of (and only for): (i) the election of the nominee of the Acquiring Person to the Board of Directors of the Tower, (ii) a representative of IC as Chairman of the Board of Directors of Tower and (iiii) any other resolution which is necessary to finalize the elections for which the Acquiring is obligated to vote as described above, and to vote against any resolution which would have the effect of preventing such elections. Subject to certain conditions, if the Acquiring Person holds less than 5% of the outstanding shares of Tower, its nominee to the Board of Directors of Tower is to resign from Tower’s Board of Directors and the Acquiring Person will not be entitled to designate another nominee under the Bank Voting Agreement. Each Bank Voting Agreement terminates on January 18, 2013 or such later date to which the Consolidated Shareholders Agreement shall have been extended. The Acquiring Person is not required to vote its shares of Issuer as set forth above and may terminate its obligations under each of the respective Agreements at any time, in which case the Lead Investors would be discharged from their obligations under the Bank Voting Agreement.

In connection with these closings, IC and each of the Banks entered into an agreement pursuant to which the Banks have been granted co-sale rights in connection with a sale by IC to a third party (other than non-prearranged sales by IC into the market on any stock exchange in which Tower’s ordinary shares are then traded or listed) as a result of which IC would cease to be Tower’s largest shareholder as calculated pursuant to such agreements (each such agreement, a “Tag-Along Agreement”).

The acquisitions of Ordinary Shares and the Convertible Notes by IC were funded out of working capital.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Convertible Notes by IC was to increase its holdings in Tower and fulfill its obligations to Tower’s banks pursuant to an undertaking dated May 17, 2006.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     As a result of the Consolidated Shareholders’ Agreement and the Shareholders’ Agreement Amendment, each party thereto may be deemed to be the beneficial owner of at least 134,961,756 Ordinary Shares. Such shares constitute approximately 76.95% of the outstanding Ordinary Shares, based on the capitalization of the Tower as of the date hereof (according to publicly available information provided by Tower to date) and calculated in accordance with Rule 13d-3(d)(i) of the Act. Such beneficial ownership is based on (i) the ownership, by IC, SanDisk, Alliance and Macronix of 14,260,504, 11,108,102, 10,860,031, and 8,773,395 Ordinary Shares, respectively, (ii) the right of IC to purchase 84,853,357 Ordinary Shares exercisable within sixty (60) days of the date hereof (of which 823,654 may be exercised at an exercise price of $7.50 per Ordinary Share, 58,906 at exercise price of $6.17 per Ordinary Share, 18,181,823 are issuable upon conversion of all of the convertible debentures issued to IC in the Rights Offering and 65,789,474 are issuable upon conversion of the Capital Notes), (iii) the right of SanDisk, Alliance and Macronix to purchase in the aggregate 5,105,967 Ordinary Shares, of which (a) 1,015,059 are exercisable within sixty (60) days at an exercise price of $7.50 per Ordinary Share, and (b) 4,090,908 are issuable within sixty (60) days, upon the conversion of all the debentures held by such parties issued pursuant to the Rights Offering.

The statements in this Amendment No. 6 shall not be construed as an admission by any Reporting Person that any such Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 6 shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has direct voting and dispositive power, as reported herein. The Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other party, and expressly disclaims the existence of a group.

(c)     Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of their directors or executive officers, has effected any transaction in any securities of Tower during the past sixty (60) days.

(d)     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)     Effective January 2006, ICTech transferred all of its Ordinary Shares to IC, its parent company as part of its voluntary dissolution. Accordingly, ICTech ceased to be the beneficial owner of any Ordinary Shares and is no longer a Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With the exception of the information contained in the aforementioned paragraph and other than the Purchase Agreement, Additional Purchase Agreement (including the Series A5 Additional Purchase Obligation, as amended), the Registration Rights Agreement, the Consolidated Shareholders Agreement, the Amendment to the Shareholders’ Agreement, the Trustee Nomination Letter (including the termination thereof on March 11, 2002), the 2006 Registration Rights Agreement, the Bank Voting Agreements and the Tag-Along Agreements described above or in previous amendments and incorporated herein in their entirety by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Tower, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

2.	Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

3.	Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

4.	Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*

5.	Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*

6.	Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.*

Exhibit No.	Description

7.	Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.*

8.	Joint Filing Agreement, dated December, 2002.*

9.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*

10.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*

11.	Side Letter for Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated April 14, 2003.*

12.	Amendment No.3 to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions, dated November 11, 2003. *

13.	Securities Purchase Agreement, dated as of August 24, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.

14.	Registration Rights Agreement, dated as of September 28, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.

15.	Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Hapoalim B.M.

16.	Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Leumi Le-Israel B.M.

17.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M.

18.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M.

* Previously filed.

        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006

ISRAEL CORPORATION LTD. By: /s/ Yossi Rosen —————————————— Yossi Rosen President & Chief Executive Officer

By: /s/ Avisar Paz —————————————— Avisar Paz Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1.	Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

2.	Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

3.	Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

4.	Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*

5.	Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*

6.	Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.*

7.	Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.*

8.	Joint Filing Agreement, dated December, 2002.*

9.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*

10.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*

11.	Side Letter for Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated April 14, 2003.*

12.	Amendment No.3 to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions, dated November 11, 2003. *

13.	Securities Purchase Agreement, dated as of August 24, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.

14.	Registration Rights Agreement, dated as of September 28, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.

Exhibit No.	Description

15.	Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Hapoalim B.M.

16.	Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Leumi Le-Israel B.M.

17.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M.

18.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M.

* Previously filed.